SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated August 31, 2004

BIOMIRA INC.

(Translation of registrant’s name into English)

Edmonton Research Park
2011 – 94 Street, Edmonton, Alberta Canada T6N 1H1

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ (for past years through calendar year 1996)	Form 40-F ☑ (commencing in calendar year 1997)

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Item	Page
Press Release of the Company dated August 30, 2004, announcing a presentation by the Company’s Senior Director of Research and Development and Chemistry at the September 20-21 Cambridge Healthtech Institute Cancer Immunotherapeutics Conference in Boston	3

Signature	5

NEWS RELEASE
FOR IMMEDIATE RELEASE

BIOMIRA TO PRESENT AT CAMBRIDGE HEALTHTECH INSTITUTE CANCER
IMMUNOTHERAPEUTICS CONFERENCE

EDMONTON, ALBERTA, CANADA — August 30, 2004 — Biomira Inc. (Nasdaq:BIOM) (TSX:BRA) announced today that Rao Koganty, Ph.D., Senior Director, Research and Development and Chemistry will present at the upcoming Cambridge Healthtech Institute Cancer Immunotherapeutics Conference, September 20-21, 2004 at the Fairmont Copley Plaza, Boston, MA. Dr. Koganty’s presentation entitled, “Receptors of the Immune System and Their Ligands: Immunotherapy of Cancers” will kick off the conference following the Chairperson’s opening remarks and will commence at 8:30 EST on Monday, September 20th.

Dr. Koganty and his staff at Biomira have developed several classes of synthetic adjuvants that target the receptors of the immune system such as the toll like receptors (TLR). These synthetic adjuvants, when formulated in combination with well-defined synthetic antigens, are expected to consistently generate specific immune responses to attack cancer cells as well as bacterial and viral pathogens that cause infectious diseases. Chemically well defined synthetic adjuvants open doors for the development of molecular vaccines that are highly specific and definable in the near future. Biomira develops such synthetic adjuvants for outlicensing and commercial resale.

“We were pleased to learn that Dr. Koganty’s work will be highlighted at this scientific forum,” said Alex McPherson, MD, PhD, President and CEO. “ His work is important in Biomira’s quest to find better treatments for cancer patients. Dr. Koganty’s work in carbohydrate vaccines was also recently featured as part of the cover story in the August 9th edition of the prestigious Chemical and Engineering News.”

Cambridge Healthtech Institute

Cambridge Healthtech Institute’s renowned conferences are the underpinning for all of the Company’s other information resources. Each year, approximately 60 conferences are held throughout the US and Europe. Conference programs are designed to be a useful, timely, and effective supplement to specialized journals, newsletters, and other meetings. The Company strives to develop quality programs that provide valuable new insights and competing points of view, while offering balanced coverage of the latest developments. Basic research related to commercial implications is covered, with heavy emphasis placed on new products and technology still in the evaluation stage. Experts from both academic and commercial laboratories present their most current scientific research in a forum that features panel discussions and audience participation.

-more-

Biomira

Biomira is a biotechnology company specializing in the development of innovative therapeutic approaches to cancer management. Biomira’s commitment to the treatment of cancer currently focuses on the development of synthetic vaccines and novel strategies for cancer immunotherapy. We are The Cancer Vaccine People™.

# # #

Biomira Company Contacts:

Bill Wickson Manager, Public Relations 780-490-2818 After hours contact: bwickson@biomira.com	Jane Tulloch Director, Investor Relations 780-490-2812

U.S. Media

Daniel Budwick
BMC Communications Group
212-477-9007 ext. 14

This release may contain forward-looking statements. Various factors could cause actual results to differ materially from those projected in forward-looking statements, including those predicting the timing and results of clinical trials, availability or adequacy of financing, the sales and marketing of commercial products or the efficacy of products. Although the Company believes that the forward-looking statements contained herein are reasonable, it can give no assurance that the Company’s expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

     BIOMIRA INC. 2011 – 94 St. Edmonton, AB, Canada T6N 1H1 Tel: (780) 450-3761 Fax: (780) 463-0871
http://www.biomira.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC.
(Registrant)
Date: August 31, 2004	By:	/s/ Edward A. Taylor
Edward A. Taylor
Vice President Finance and Chief Financial Officer